United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 23, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

23 August 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
16 August 2019	2,929	54.55	55.09	54.873575	BATS Global Markets (“BATS”)
16 August 2019	299	54.3	54.94	54.712575	Boston Stock Exchange (“BSE”)
16 August 2019	128	54.72	55.09	55.009063	BATS Global Markets Secondary Exchange (“BYX”)
16 August 2019	14,410	54.7	55.05	54.932498	CFX Alternative Trading (“CFX”)
16 August 2019	11,808	54.55	55.07	54.861001	IEX (“IEXG”)
16 August 2019	98,961	54.22	55.11	54.782726	NASDAQ (“NASDAQ”)
16 August 2019	4,376	54.25	55.09	54.871929	NYSE - National Exchange (“NSX”)
16 August 2019	19,600	54.3	55.11	54.691301	New York Stock Exchange (“NYSE”)
16 August 2019	1,300	54.5	55.06	54.911538	OTC Markets (“OTC”)
16 August 2019	500	54.9	54.94	54.916000	NYSE Arca (“PSE”)
16 August 2019	689	54.8	54.99	54.852119	CBOE EDGA Equity Exchange (“XDEA”)
16 August 2019	2,929	54.55	55.09	54.873575	CBOE EDGX Equity Exchange (“XDEX”)
19 August 2019	2,096	55.08	55.44	55.219981	BATS

19 August 2019	120	55.37	55.38	55.378333	BSE
19 August 2019	700	55.2	55.38	55.311429	BYX
19 August 2019	3,800	55.21	55.41	55.278158	CFX
19 August 2019	10,031	55.11	55.39	55.285004	IEXG
19 August 2019	113,363	55.08	55.44	55.282923	NASDAQ
19 August 2019	7	55.2	55.2	55.200000	NYSE - National Exchange (“NSX”)
19 August 2019	13,233	55.09	55.44	55.308057	NYSE
19 August 2019	15,750	55.1	55.41	55.309873	OTC
19 August 2019	500	55.21	55.44	55.306000	PSE
19 August 2019	100	55.13	55.13	55.130000	XDEA
19 August 2019	300	55.13	55.44	55.260000	XDEX
20 August 2019	501	54.19	54.46	54.291796	BATS
20 August 2019	923	54.18	54.32	54.269079	BSE
20 August 2019	953	54.17	54.59	54.281238	BYX
20 August 2019	3,400	54.18	54.685	54.308824	CFX
20 August 2019	25,136	54.08	54.59	54.134585	IEXG
20 August 2019	146,911	53.9	54.78	54.185463	NASDAQ
20 August 2019	9,975	53.93	54.52	54.232130	NYSE
20 August 2019	6,400	54.1	54.69	54.270938	OTC
20 August 2019	100	54.27	54.27	54.270000	PSE
20 August 2019	400	54.3	54.32	54.312500	XDEA
20 August 2019	301	54.3	54.31	54.304718	XDEX
21 August 2019	3,630	54.51	55.05	54.877350	BATS
21 August 2019	800	54.55	55.05	54.946250	BSE
21 August 2019	600	54.51	55	54.795833	BYX
21 August 2019	1,100	54.58	55.05	54.902727	CFX
21 August 2019	11,032	54.47	55.01	54.850870	IEXG
21 August 2019	3,428	54.73	55.05	54.991680	NASDAQ
21 August 2019	200	55.01	55.05	55.030000	NSX
21 August 2019	136,459	54.44	55.05	54.827704	NYSE
21 August 2019	10,387	54.44	55.01	54.886300	OTC
21 August 2019	751	54.74	55.05	54.919401	PSE
21 August 2019	914	54.73	55.05	54.897549	XDEA
21 August 2019	1,699	54.75	55.05	54.985798	XDEX
22 August 2019	819	54.72	55.05	54.908193	BATS
22 August 2019	799	54.84	55.21	54.975169	BSE
22 August 2019	100	54.99	54.99	54.990000	BYX
22 August 2019	300	54.985	54.99	54.988333	CFX
22 August 2019	42,369	54.45	55.08	54.806509	IEXG
22 August 2019	4,041	54.5	55.09	54.938077	NASDAQ
22 August 2019	126,742	54.42	55.17	54.914347	NYSE
22 August 2019	8,800	54.52	55.21	54.932727	OTC
22 August 2019	528	54.56	55.08	54.888712	PSE
22 August 2019	201	54.84	54.99	54.914627	XDEA
22 August 2019	301	54.72	54.99	54.850465	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	16, 19, 20, 21 and 22 August 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/6781/190823_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: August 23, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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